May 10, 2013

VIA EDGAR

Kieran G. Brown, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  FSI Low Beta Absolute Return Fund (File Nos. 333-176227 and 811-22595)

Dear Mr. Brown:

On May 9, 2013, FSI Low Beta Absolute Return Fund filed Pre-Effective Amendment No. 3 to its registration statement on Form N-2 with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus, statement of additional information, and Part C (accession number 0001435109-13-000211)(the “Registration Statement”). Following below is a summary of the comment provided by the SEC staff via telephone on Friday, May 10, 2013 regarding the Registration Statement and the Fund’s response to the comments.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

The Fund acknowledges that: (1) the SEC or the SEC staff, acting pursuant to delegated authority in declaring the Registration Statement effective does not prevent the SEC from taking any action with respect to its Registration Statement; (2) the SEC or SEC staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and the accuracy of the disclosure in its Registration Statement; and (3) it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please note that the Distributor has received a letter from FINRA stating that it has no objections to the proposed underwriting and other terms and arrangements relevant to the offering of the Units.

Statement of Additional Information

1.
COMMENT:  The Report of Independent Registered Public Accounting Firm contained in the SAI states that: “In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Fund as of May , 2013, in conformity with accounting principles generally accepted in the United States of America.”  The date referenced in this sentence is incomplete.  Please complete the date.

RESPONSE:  The independent registered public accounting firm (“Accountant”) has reissued its report dated May 9, 2013 to correctly reflect the date of the Fund’s statement of assets and liabilities audited by the Accountant which is April 19, 2013.

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If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7295.

Kind regards,

/s/Leslie K. Klenk

Leslie K. Klenk, Esq.

cc:           Gary W. Gould, FSI Low Beta Absolute Return Fund